July 11, 2001

Dear fellow shareholder:

I am pleased to inform you that as of June 26, 2001 Duck Head Apparel Company, Inc. ("Duck Head") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tropical Sportswear Int'l Corporation ("TSI") and TSI's wholly-owned subsidiary, HB Acquisition Corp. ("HB Acquisition"). Pursuant to the Merger Agreement, HB Acquisition is today commencing a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $.01 per share, of Duck Head (the "Shares") at a price of $4.75 per Share. The Offer is subject to several conditions, which are described in the accompanying documents. The $4.75 per Share being offered by TSI and HB Acquisition represents approximately a 79% premium to our closing stock price on June 26, 2001.

The Merger Agreement provides that, if the Offer is completed, HB Acquisition will merge with and into Duck Head (the "Merger"), and Duck Head will become a wholly-owned subsidiary of TSI. In the Merger, each Share not acquired by HB Acquisition in the Offer will be converted into the right to receive the same consideration paid pursuant to the Offer.

Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of Duck Head. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of Kurt Salmon Associates Capital Advisors, Inc. to the Board of Directors (the "Opinion") that, as of June 26, 2001 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinion, the $4.75 in cash per Share to be received by the shareholders of Duck Head in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of the Opinion is attached as Annex B to the enclosed Schedule 14D-9, and we urge you to read it carefully and in its entirety.

Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, which we urge you to read carefully.

Accompanying this letter, in addition to the Schedule 14D-9, is HB Acquisition's Offer to Purchase, dated July 11, 2001, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of Duck Head, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a shareholder of Duck Head.

Sincerely,


/s/ William V. Roberti
William V. Roberti
Chairman, President & Chief Executive Officer